SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2012 – December 31, 2012) filed with the Tokyo Stock Exchange on Thursday January 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 31, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2012 – December 31, 2012

January 31, 2013

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 86.58 to $1.00, the approximate exchange rate prevailing at December 31, 2012.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

              haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2012 to December 31, 2012

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2012

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2012	783,427	11.6%	120,391	19.6%	134,555	31.5%	90,140	35.3%
December 31, 2011	702,014	2.7%	100,620	56.9%	102,303	36.9%	66,640	33.5%

“Comprehensive Income (Loss) Attributable to ORIX Corporation Shareholders” was ¥108,415 million for the nine months ended December 31, 2012 (year-on-year change was a 144.0% increase) and ¥44,427 million for the nine months ended December 31, 2011 (year-on-year change was a 47.8% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2012	838.30	703.51
December 31, 2011	619.87	518.12

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2012	8,241,801	1,523,331	1,479,499	18.0%
March 31, 2012	8,332,830	1,420,471	1,380,736	16.6%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

2. Dividends (Unaudited)

Dividends Per Share
March 31, 2012	90.00

*Note 4:	Dividend amount for the fiscal year ending March 31, 2013 has not yet been determined.

3. Targets for the Year Ending March 31, 2013 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2013	1,030,000	6.2%	110,000	31.7%	1,023.05

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - ( ORIX Credit Corporation ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 110,271,814 as of December 31, 2012, and 110,254,422 as of March 31, 2012.

2. The number of treasury stock shares was 2,731,714 as of December 31, 2012, and 2,732,701 as of March 31, 2012.

3. The average number of outstanding shares was 107,527,158 for the nine months ended December 31, 2012, and 107,506,369 for the nine months ended December 31, 2011.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended December 31, 2012

		Fiscal period ended Dec. 31, 2011	Fiscal period ended Dec. 31, 2012	Change	Year on Year Change
Total Revenues	(millions of yen)	702,014	783,427	81,413	12%
Total Expenses	(millions of yen)	601,394	663,036	61,642	10%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	102,303	134,555	32,252	32%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	66,640	90,140	23,500	35%
Earnings Per Share
(Basic)	(yen)	619.87	838.30	218.43	35%
(Diluted)	(yen)	518.12	703.51	185.39	36%
ROE (Annualized)	(%)	6.7	8.4	1.7	—
ROA (Annualized)	(%)	1.06	1.45	0.39	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

Economic Environment

The global economy continues to be in a state of weak recovery, although it carries downside risks that include lingering European sovereign debt issues and decelerating growth in emerging economies. With elections and changes in the top leadership of major nations settled, economic policies of the new administrations are attracting more attention.

The United States’ economy is making a slow recovery, underpinned by an improving residential property market and a positive recovery trend in consumer spending. Also, the “fiscal cliff,” which had clouded the country’s economic outlook, has temporarily been avoided.

Although the slowdown in Europe is weakening the pace of growth in some parts of Asia including China and India, constraining them from leading the global economy, some countries in Southeast Asia such as Indonesia continue to maintain high growth compared to advanced economies.

The Japanese economy is showing signs of bottoming out with the Bank of Japan’s additional monetary easing policies and expansion of public investments, although it continues to be weak due to the economic slowdown of overseas economies. Under the new regime which took over at the end of the calendar year 2012, aggressive fiscal and monetary policies are anticipated, and particular attention is focused on future economic growth strategies.

Overview of Business Performance (April 1, 2012 to December 31, 2012)

Total revenues for the nine-month period ended December 31, 2012 (hereinafter “the third consolidated period”) increased 12% to ¥783,427 million compared to ¥702,014 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, brokerage commissions and net gains on investment securities increased due to the sale of shares of Aozora Bank, life insurance premiums and related investment income increased due to an increase in number of policies in force, and other operating revenues increased mainly due to increases in revenues from the real estate operating business and fee revenues in the United States.

Total expenses increased 10% to ¥663,036 million compared to ¥601,394 million during the same period of the previous fiscal year. Other operating expenses increased mainly due to the expansion of the real estate operating business, and selling, general and administrative expenses increased due to consolidation of ORIX Credit Corporation as well as other corporate acquisitions. In addition, write-downs of securities increased compared to the same period of the previous fiscal year, primarily due to increased write-downs in Real Estate segment. Meanwhile, compared to the same period of the previous fiscal year, interest expense decreased due to a decrease in the balance of liabilities, provision for doubtful receivables and probable loan losses decreased due to a decrease in the amount of non-performing loans, and write-downs of long-lived assets decreased primarily due to reduced write-downs from the Real Estate segment.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year due to the absence of a valuation loss for the investment in Monex Group Inc. that was recognized during the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations for the third consolidated period increased 32% to ¥134,555 million compared to ¥102,303 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 35% to ¥90,140 million compared to ¥66,640 million during the same period of the previous fiscal year.

Segment Information

Segment profits increased 36% to ¥149,588 million compared to ¥109,687 million in the same period of the previous fiscal year.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, reclassified figures are shown for the nine-month period ended December 31, 2011 and the fiscal year ended March 31, 2012 (See page 11, “Segment Information”).

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment assets decreased 2% compared to March 31, 2012 to ¥885,067 million as a result of the increase in investment in direct financing leases not fully offsetting the decrease in the balance of installment loans.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. Meanwhile, direct financing lease revenues remained robust, backed by solid new transaction volume and increased average balance. As a result, segment revenues remained relatively flat compared to the same period of the previous fiscal year at ¥53,668 million.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a decrease in provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 23% to ¥18,207 million compared to ¥14,749 million during the same period of the previous fiscal year.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Production of Japanese companies improved and continues to be in moderate recovery. Although the outlook of the business environment is not optimistic, segment revenues remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenues remained robust at ¥176,593 million, a similar level to the same period of the previous fiscal year due to solid revenues from operating leases. Meanwhile, segment expenses increased slightly as a result of an increase in costs of operating leases in line with increased investment in operating leases, despite a decrease in selling, general and administrative expenses compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits decreased 2% to ¥26,634 million compared to ¥27,117 million during the same period of the previous fiscal year.

Segment assets increased 11% compared to March 31, 2012 to ¥595,785 million due to increases in both investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market in Japan is showing signs of recovery. The vacancy ratio passed its peak and rent levels appear to be bottoming out, while acquisition of properties by J-REITs and overseas investors is increasing. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales. The number of condominiums delivered increased to 910 units from 732 units during the previous fiscal year.

Segment revenues increased 10% to ¥163,293 million compared to ¥148,511 million during the same period of the previous fiscal year due to an increase in revenue from the operating business, an increase in real estate sales revenues resulting from an increase in the delivery of condominium units, and an increase in gains on sales of real estate under operating leases.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in operating business expenses, costs of real estate sales and write-downs of securities, which was partially offset by a decrease in write-downs of long-lived assets.

As a result of the foregoing, segment profits recorded a profit of ¥4,153 million, up from a loss of ¥2,877 million during the same period of the previous fiscal year.

Segment assets decreased 12% compared to March 31, 2012 to ¥1,211,166 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing, environment and energy-related business, and principal investment.

In terms of the environment business in Japan, following the introduction of a renewable energy feed-in tariff program, an increasing number of companies have been entering into the power generation business through various ventures such as the mega solar projects. Also, ORIX anticipates expanded business opportunities in the loan servicing business when the SME Financing Facilitation Act (commonly known as the loan repayment moratorium law for SMEs) expires on March 31, 2013, which could lead to more non-performing loans owned by financial institutions becoming available for sale.

Segment revenues increased 52% to ¥86,069 million compared to ¥56,679 million during the same period of the previous fiscal year due to the recognition of gains on sales of Aozora Bank shares, an increase in revenues from large collections in the servicing business, and recognition of revenues from Kawachiya Corporation and KINREI CORPORATION that were acquired during the three-month periods ended March 31, 2012 and June 30, 2012, respectively.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in costs relating to the aforementioned consolidated subsidiaries.

In addition, equity in net income of affiliates increased compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits increased 84% to ¥32,710 million compared to ¥17,810 million during the same period of the previous fiscal year.

Segment assets decreased 15% compared to March 31, 2012 to ¥402,385 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force, despite a decrease in insurance-related investment income compared to the same period of the previous fiscal year.

A steady increase of installment loans centered on individual home loans was seen in the banking business, and both revenues and profits remained strong.

Revenue and profit contributions from the card loan business began in the second consolidated period due to consolidation of ORIX Credit Corporation.

As a result, segment revenues increased 17% to ¥136,935 million compared to ¥116,969 million during the same period of the previous fiscal year.

Segment expenses increased due to an increase in selling, general and administrative expenses as a result of consolidation of ORIX Credit Corporation, as well as an increase in insurance related expenses.

Segment profits increased 147% to ¥33,558 million compared to ¥13,580 million during the same period of the previous fiscal year due to gains associated with the consolidation of ORIX Credit Corporation which was formerly an equity-method affiliate, and the absence of a write-down that was recognized for investment in equity-method affiliate Monex Inc. during the same period of the previous fiscal year.

Segment assets increased 11% compared to March 31, 2012 to ¥1,934,870 million mainly due to an increase in installment loans as a result of consolidation of ORIX Credit Corporation.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States’ economy is slowly improving as consumer spending and the residential property market make a gradual recovery. Meanwhile, although there is a hint of an economic slowdown in China and India, some countries in Southeast Asia such as Indonesia continue to maintain relatively high growth.

Segment revenues increased 9% to ¥145,096 million compared to ¥133,286 million in the same period of the previous fiscal year as a result of strong growth in direct financing leases in Asia, automobile and aircraft operating leases, as well as an increase in gains from sales of loans and fee revenues in the United States compared to the same period of the previous fiscal year, despite a decrease in gains on sales of investment securities in the United States.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses, despite decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

In addition, equity in net income (loss) of affiliates decreased compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits decreased 13% to ¥34,326 million compared to ¥39,308 million during the same period of the previous fiscal year.

Segment assets increased 16% compared to March 31, 2012 to ¥1,144,020 million due to increases in investment in operating leases including aircraft and investment in direct financing leases in Asia, in addition to the effect of yen depreciation.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

			Fiscal Year Ended March 31, 2012	Fiscal Period Ended Dec. 31, 2012	Change	Year on Year Change
Total Assets	(millions of yen	)	8,332,830	8,241,801	(91,029)	(1%)
(Segment Assets)			6,002,139	6,173,293	171,154	3%
Total Liabilities	(millions of yen	)	6,874,726	6,680,115	(194,611)	(3%)
(Long- and Short-term Debt)			4,725,453	4,477,274	(248,179)	(5%)
(Deposits)			1,103,514	1,135,323	31,809	3%
Shareholders’ Equity	(millions of yen	)	1,380,736	1,479,499	98,763	7%
Shareholders’ Equity Per Share	(yen)		12,841.46	13,757.65	916.19	7%

Note 3:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 4:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

Total assets decreased 1% to ¥8,241,801 million from ¥8,332,830 million on March 31, 2012. Investment in direct financing leases increased due to robust new transactions in the Asian region, and investment in operating leases increased primarily due to strong auto leasing and aircraft leasing overseas. On the other hand, cash and cash equivalents decreased, while investment in securities also decreased primarily due to sales and redemption of available-for-sale securities. Segment assets increased 3% compared to March 31, 2012 to ¥6,173,293 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2012.

ORIX Corporation shareholders’ equity increased 7% compared to March 31, 2012 to ¥1,479,499 million primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2013

Net income attributable to ORIX Corporation Shareholders for the fiscal year ended March 31, 2013 is expected to exceed the initial fiscal year target of ¥100 billion (up 19.7% year on year) by approximately ¥10 billion, primarily due to robust performance by all segments and recognition of gains from the sale of Aozora Bank shares in the Investment and Operation segment.

The Corporate Financial Services segment is aiming to further accelerate the “Finance + Services” strategy, and increase profit by capturing new business opportunities through strengthened cooperation with group companies.

The Maintenance Leasing segment is forecasting revenues to be stable through the expansion of high value-added services and allocation of resource to growth areas.

The Real Estate segment is seeking to strengthen its stable revenue base by promoting its facility operations and asset management business, while continuing to reduce assets.

The Investment and Operation segment aims to increase profit through business expansion capitalizing on loan servicing expertise, capturing new principal investment opportunities, and promotion of investment in the energy and environmental field.

The Retail segment forecasts profit contributions with the expansion of the life insurance and banking businesses. Furthermore, in the card loan business, ORIX Bank and ORIX Credit are expected to contribute to the Group through integrated management.

The Overseas Business segment aims for profit growth by strengthening stable fee businesses in the United States and expansion of leasing business and new investment centered on Asia.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company and are based on assumptions deemed rational by the Company, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

On June 29, 2012, the Company purchased all shares (4,004,824 shares, 51% of the outstanding shares) of ORIX Credit Corporation (hereinafter, “ORIX Credit”) held by Sumitomo Mitsui Banking Corporation, resulting in the reclassification of ORIX Credit from equity-method affiliate to a wholly-owned subsidiary of the Company.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2012, the Company and its subsidiaries adopted Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)). This Update modifies the definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company and its subsidiaries adopted this Update retrospectively to prior periods financial statements on April 1, 2012. The effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets. In addition, the effect of the retrospective adoption on financial results for the nine months ended December 31, 2011 was a decrease of ¥2,130 million in income from continuing operations and net income attributable to ORIX Corporation Shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation Shareholders for the nine months ended December 31, 2011 decreased by ¥19.81 and ¥16.14, respectively.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2012 and December 31, 2012)

(Unaudited)

		(millions of yen, millions of US$)

Assets	March 31, 2012	December 31, 2012	U.S. dollars December 31, 2012

Cash and Cash Equivalents	786,892	676,333	7,812
Restricted Cash	123,295	94,477	1,091
Time Deposits	24,070	11,569	134
Investment in Direct Financing Leases	900,886	955,087	11,031
Installment Loans	2,769,898	2,782,375	32,136

(The amount of ¥19,397 million of installment loans as of March 31, 2012 and ¥14,183 million ($164 million) of installment loans as of December 31, 2012 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(112,649)	(1,301)
Investment in Operating Leases	1,309,998	1,386,042	16,009
Investment in Securities	1,147,390	1,059,326	12,235
Other Operating Assets	206,109	214,994	2,483
Investment in Affiliates	331,717	322,686	3,727
Other Receivables	188,108	177,996	2,056
Inventories	79,654	57,638	666
Prepaid Expenses	39,547	42,544	491
Office Facilities	123,338	118,226	1,366
Other Assets	438,516	455,157	5,257

Total Assets	8,332,830	8,241,801	95,193

Liabilities and Equity
Short-Term Debt	457,973	330,695	3,820
Deposits	1,103,514	1,135,323	13,113
Trade Notes, Accounts Payable and Other Liabilities	290,466	278,348	3,215
Accrued Expenses	110,057	104,400	1,206
Policy Liabilities	405,017	418,498	4,834
Current and Deferred Income Taxes	98,127	123,898	1,430
Security Deposits	142,092	142,374	1,644
Long-Term Debt	4,267,480	4,146,579	47,893

Total Liabilities	6,874,726	6,680,115	77,155

Redeemable Noncontrolling Interests	37,633	38,355	444

Commitments and Contingent Liabilities
Common Stock	144,026	144,086	1,664
Additional Paid-in Capital	179,223	179,527	2,073
Retained Earnings	1,202,450	1,282,645	14,815
Accumulated Other Comprehensive Income (Loss)	(96,056)	(77,870)	(899)
Treasury Stock, at Cost	(48,907)	(48,889)	(565)

Total ORIX Corporation Shareholders’ Equity	1,380,736	1,479,499	17,088

Noncontrolling Interests	39,735	43,832	506

Total Equity	1,420,471	1,523,331	17,594

Total Liabilities and Equity	8,332,830	8,241,801	95,193

	March 31, 2012	December 31, 2012	U.S. dollars December 31, 2012
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	16,145	15,490	179
Defined benefit pension plans	(14,343)	(14,204)	(164)
Foreign currency translation adjustments	(95,692)	(77,319)	(893)
Net unrealized gains (losses) on derivative instruments	(2,166)	(1,837)	(21)

	(96,056)	(77,870)	(899)

Note 1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services— Insurance”)) on April 1, 2012.

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2011 and 2012)

(Unaudited)

		(millions of yen, millions of US$)

	Nine Months ended December 31, 2011	Nine Months ended December 31, 2012	U.S. dollars Nine Months ended December 31, 2012
Total Revenues :	702,014	783,427	9,049

Direct financing leases	37,998	40,090	463
Operating leases	215,808	222,297	2,568
Interest on loans and investment securities	112,369	116,971	1,351
Brokerage commissions and net gains on investment securities	19,606	28,193	326
Life insurance premiums and related investment income	93,147	100,574	1,162
Real estate sales	26,162	30,307	350
Gains on sales of real estate under operating leases	2,105	2,972	34
Other operating revenues	194,819	242,023	2,795

Total Expenses :	601,394	663,036	7,658

Interest expense	84,267	77,782	898
Costs of operating leases	137,264	145,969	1,686
Life insurance costs	66,387	70,887	819
Costs of real estate sales	27,389	31,716	366
Other operating expenses	115,689	143,716	1,660
Selling, general and administrative expenses	141,845	163,351	1,887
Provision for doubtful receivables and probable loan losses	8,244	4,631	53
Write-downs of long-lived assets	10,693	4,247	49
Write-downs of securities	9,865	20,761	240
Foreign currency transaction loss (gain), net	(249)	(24)	(0)

Operating Income	100,620	120,391	1,391

Equity in Net Income (Loss) of Affiliates	(1,847)	10,258	118
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,530	3,906	45

Income before Income Taxes and Discontinued Operations	102,303	134,555	1,554

Provision for Income Taxes	33,087	42,322	489

Income from Continuing Operations	69,216	92,233	1,065

Discontinued Operations:
Income from discontinued operations, net	138	4,435	51
Provision for income taxes	(24)	(1,673)	(19)

Discontinued operations, net of applicable tax effect	114	2,762	32

Net Income	69,330	94,995	1,097

Net Income Attributable to the Noncontrolling Interests	903	2,412	28

Net Income Attributable to the Redeemable Noncontrolling Interests	1,787	2,443	28

Net Income Attributable to ORIX Corporation Shareholders	66,640	90,140	1,041

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Nine Months Ended December 31, 2011 and 2012)

(Unaudited)

		(millions of yen, millions of US$)

	Nine Months ended December 31, 2011	Nine Months ended December 31, 2012	U.S. dollars Nine Months ended December 31, 2012
Net Income :	69,330	94,995	1,097

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(4,335)	(192)	(2)
Net change of defined benefit pension plans	105	142	2
Net change of foreign currency translation adjustments	(22,888)	22,308	257
Net change of unrealized gains (losses) on derivative instruments	(128)	325	4
Total other comprehensive income (loss)	(27,246)	22,583	261

Comprehensive Income	42,084	117,578	1,358

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(1,771)	4,734	55

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(572)	4,429	51

Comprehensive Income Attributable to ORIX Corporation Shareholders	44,427	108,415	1,252

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

								(millions of yen, millions of US$)

	Nine Months ended December 31, 2011		Nine Months ended December 31, 2012		U.S. dollars Nine Months ended December 31, 2012		March 31, 2012	December 31, 2012	U.S. dollars December 31, 2012
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	53,523	14,749	53,668	18,207	620	210	898,776	885,067	10,223
Maintenance Leasing	175,455	27,117	176,593	26,634	2,040	308	537,782	595,785	6,881
Real Estate	148,511	(2,877)	163,293	4,153	1,886	48	1,369,220	1,211,166	13,989
Investment and Operation	56,679	17,810	86,069	32,710	994	378	471,145	402,385	4,648
Retail	116,969	13,580	136,935	33,558	1,581	388	1,738,454	1,934,870	22,348
Overseas Business	133,286	39,308	145,096	34,326	1,676	396	986,762	1,144,020	13,213

Segment Total	684,423	109,687	761,654	149,588	8,797	1,728	6,002,139	6,173,293	71,302

Difference between Segment Total and Consolidated Amounts	17,591	(7,384)	21,773	(15,033)	252	(174)	2,330,691	2,068,508	23,891

Consolidated Amounts	702,014	102,303	783,427	134,555	9,049	1,554	8,332,830	8,241,801	95,193

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Note 3:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

2. Geographic Information

			(millions of yen, millions of US$)

	Nine Months ended December 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	559,891	91,204	71,234	(20,315)	702,014
Income before Income Taxes	59,968	18,611	23,862	(138)	102,303

	Nine Months ended December 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	623,737	92,081	75,357	(7,748)	783,427
Income before Income Taxes	101,679	17,915	19,396	(4,435)	134,555

	U.S. dollars Nine Months ended December 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	7,204	1,064	870	(89)	9,049
Income before Income Taxes	1,174	207	224	(51)	1,554

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Event

There is no corresponding item.